Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-201464-01

March 1, 2017

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$400,000,000 3.900% Senior Notes due 2027

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated March 1, 2017 (the “Preliminary Prospectus Supplement”) of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and accompanying prospectus dated January 13, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP

Expected Ratings: (Moody’s / S&P / Fitch)*:	Baa3 (stable) / BBB- (stable) / BBB- (stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	March 1, 2017

Settlement Date:	March 8, 2017 (T+5)

Maturity Date:	March 15, 2027

Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2017

Principal Amount:	$400,000,000

Public Offering Price:	99.009%

Net Proceeds to the Issuer, Before Expenses:	$393,436,000

Benchmark:	2.250% due February 15, 2027

Benchmark Price / Yield:	98-02 / 2.471%

Spread to Benchmark:	+ 155 basis points

Yield to Maturity:	4.021%

Coupon:	3.900%

Optional Redemption:	Make-whole call at T + 25 basis points

Par Call:	On or after December 15, 2026 (three months prior to the maturity date)

CUSIP / ISIN:	11120V AE3 / US11120VAE39

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

U.S. Bancorp Investments, Inc.

BMO Capital Markets Corp.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Co-Managers:	Regions Securities LLC SunTrust Robinson Humphrey, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Citigroup Global Markets Inc. by calling (800) 831-9146; or by contacting J.P. Morgan Securities LLC by calling collect (212) 834-4533; or by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling (800) 294-1322; or by contacting U.S. Bancorp Investments, Inc. by calling (877) 558-2607.

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